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                             December 15, 2022

       Gary Bechtel
       Chief Executive Officer
       Red Oak Capital Fund VI, LLC
       625 Kenmoor Avenue SE, Suite 200
       Grand Rapids, Michigan 49546

                                                        Re: Red Oak Capital
Fund VI, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 14,
2022
                                                            File No. 024-12094

       Dear Gary Bechtel:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-
       3269 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Robert R. Kaplan, Esq.